SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 12)*

COOLSAVINGS, INC. (F/K/A COOLSAVINGS.COM INC.)

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

216485 10 2

(CUSIP Number)

Guy R. Friddell, III

Executive Vice President and General Counsel

Landmark Communications, Inc.

150 W. Brambleton Ave.

Norfolk, VA 23510-2075

(757) 446-2660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 216485 10 2	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Communications, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 20,224,391[1] 8 SHARED VOTING POWER 215,126,904[1] 9 SOLE DISPOSITIVE POWER 20,224,391[1] 10 SHARED DISPOSITIVE POWER 215,126,904[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 235,351,295[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 94.3%[2]
14	TYPE OF REPORTING PERSON CO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 619,048 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (2) the exercise of 5,781,801 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC. If all of such reserved shares of Common Stock were to be issued, Landmark Communications, Inc. would beneficially own 91.9% of the total outstanding Common Stock.

CUSIP No. 216485 10 2	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Landmark Ventures VII, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 194,254,024[1] 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 194,254,024[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 194,254,024[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 77.8%[2]
14	TYPE OF REPORTING PERSON OO

[1]	See Items 3 through 6 of this Statement (as defined below).
[2]	For purposes of Rule 13d-3(d)(1)(i) under the Act, the ownership percentage reported in Item 13 above has been calculated without including shares of Common Stock (as defined below) that have been reserved for issuance upon (1) the conversion of 619,048 shares of currently outstanding and convertible CoolSavings, Inc. Series C Convertible Preferred Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, (2) the exercise of 5,781,801 currently outstanding and exercisable options to purchase CoolSavings, Inc. Common Stock not beneficially owned by Landmark Communications, Inc. or Landmark Ventures VII, LLC, and (3) the exercise by Landmark Communications, Inc. of its right to acquire 3,935 shares of CoolSavings, Inc. Common Stock pursuant to the Warrant (defined infra). If all of such reserved shares of Common Stock were to be issued, Landmark Ventures VII, LLC would beneficially own 75.7% of the total outstanding Common Stock.

Introductory Note

This Amendment No. 12 (as defined herein) is being filed by Landmark Communications, Inc. and Landmark Ventures VII, LLC (collectively, the “Reporting Persons”) to update the Amended Statement (as defined herein). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Amended Statement. Please refer to the Amended Statement for a detailed description of the corporate structure and affiliations of the Reporting Persons.

Item 1. Security and Issuer.

Item 1 is hereby amended by deleting the first two sentences and inserting the following:

This Amendment No. 12 to Schedule 13D (“Amendment No. 12”) relates to shares of Common Stock, with $0.001 par value per share (the “Common Stock”), of CoolSavings, Inc., a Delaware corporation (f/k/a coolsavings.com inc., a Michigan corporation) (the “Issuer”). This amendment amends the initial statement on Schedule 13D filed by the Reporting Persons on August 9, 2001 (the “Initial Statement”), as amended by Amendment No. 1 to Schedule 13D filed by the Reporting Persons on November 30, 2001, Amendment No. 2 to Schedule 13D filed by the Reporting Persons on December 28, 2001, Amendment No. 3 to Schedule 13D filed by the Reporting Persons on April 19, 2002, Amendment No. 4 to Schedule 13D filed by the Reporting Persons on October 31, 2002, Amendment No. 5 to Schedule 13D filed by the Reporting Persons on December 20, 2002, Amendment No. 6 to Schedule 13D filed by the Reporting Persons on May 21, 2003, Amendment No. 7 to Schedule 13D filed by the Reporting Persons on November 4, 2003, Amendment No. 8 to Schedule 13D filed by the Reporting Persons on November 22, 2004, Amendment No. 9 to Schedule 13D filed by the Reporting Persons on May 17, 2005, Amendment No. 10 to Schedule 13D filed by the Reporting Persons on May 19, 2005 and Amendment No. 11 to Schedule 13D (“Amendment No. 11”) filed by the Reporting Persons on September 13, 2005 (the “Amended Statement” and, collectively with this Amendment No. 12, the “Statement”).

Item 2. Identity and Background.

Item 2(a) is hereby amended by deleting the second sentence and inserting the following:

Schedule I to this Amendment No. 12 contains the name, residence or business address, and present principal occupation of each of the executive officers and directors of the Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by deleting the final sentence and inserting the following:

As previously reported, as a result of Ventures’ purchase of Series B Preferred Stock in 2001 (and because since that time Ventures has been the sole owner of all of the outstanding shares of Series B Preferred Stock), Ventures has had, and currently continues to have, the right to designate and elect not less than a majority of the Issuer’s board of directors. Since 2001, Ventures has designated various persons to serve on the Issuer’s board of directors (the “Series B Directors”). Until September 13, 2005, the current Series B Directors were Michael W. Alston, Joseph G. Fiveash, III, Guy R. Friddell, III and Karl B. Quist, each of whose biographies are contained in the Issuer’s definitive proxy statement for its annual meeting of stockholders held on July 8, 2005. On September 13, 2005, the Reporting Persons designated and elected five additional Series B Directors thereby causing the Series B Directors to constitute a majority of the Issuer’s directors. The additional Series B directors, the principal employer of each of which is Landmark and/or its affiliates, are:

Name	Age	Present Principal Occupation
Susan S. Goetz	48	Assistant Secretary, Landmark Communications, Inc.

Charlie W. Hill	61	Executive Vice President/Human Resources, Landmark Communications, Inc.

Lemuel E. Lewis	58	Executive Vice President & Chief Financial Officer, Landmark Communications, Inc.

Colleen R. Pittman	49	Vice President/Finance & Treasurer, Landmark Communications, Inc.

Charles L. Watkins	50	President & Chief Executive Officer, Continental Broadband, Inc. (affiliate of Landmark Communications, Inc.)

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by deleting Exhibit 11 in it entirety and inserting the following:

11. Stock Purchase Agreement, dated as of September 12, 2005, by and among Landmark and the Selling Stockholders (includes exhibits to the Stock Purchase Agreement that were not included in Amendment No. 11).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2005	LANDMARK COMMUNICATIONS, INC.

	By:	/s/ Guy R. Friddell, III
	Name:	Guy R. Friddell, III
	Title:	Executive Vice President and
General Counsel

Dated: September 14, 2005	LANDMARK VENTURES VII, LLC

	By:	/s/ Emily T. Neilson
	Name:	Emily T. Neilson
	Title:	Vice President, Treasurer,
Secretary

SCHEDULE I

Information with Respect to Executive Officers and Directors of the Reporting Persons

The following sets forth as to each of the executive officers and directors of the Reporting Persons: his or her name; his or her business address; and his or her present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Landmark Communications, Inc., the business address of which is 150 W. Brambleton Avenue, Norfolk, Virginia 23510-2075, and each such individual identified below is a citizen of the United States. To the knowledge of the Reporting Persons, during the last five years, no such person has been sentenced in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Landmark Communications, Inc.

Name	Present Business Address	Present Principal Occupation
Directors:

S. Decker Anstrom	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	President & Chief Operating Officer

Richard F. Barry, III	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Vice Chairman

Frank Batten, Jr.	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Chairman of the Board & Chief Executive Officer

Frank Batten	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Member of the Executive Committee

Macon F. Brock, Jr.	Dollar Tree Stores, Inc. 500 Volvo Parkway Chesapeake, Virginia 23320	Chairman of the Board, Dollar Tree Stores, Inc.

Frank A. Daniels, Jr.	1515 Glenwood Avenue Raleigh, North Carolina 27608	Retired President of News & Observer Publishing Company

Richard D. Roberts	1109 South Bay Shore Drive Virginia Beach, Virginia 23451	Retired President & CEO, Telecable Corporation

Dorothy N. Batten	2045 Dogwood Lane Charlottesville, Virginia 22901	N/A

Howard H. Stevenson	31 Fayerweather Street Cambridge, Massachusetts 02138	Professor, Harvard Graduate School of Business Administration Cambridge, Massachusetts

John O. Wynne	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Retired President & CEO, Landmark Communications, Inc.

Executive Officers Not Otherwise Listed Above:

Guy R. Friddell, III	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & General Counsel

R. Bruce Bradley	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & President/Landmark Publishing Group

Lemuel E. Lewis	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President & Chief Financial Officer

Charlie W. Hill	Landmark Communications, Inc. 150 W. Brambleton Ave. Norfolk, Virginia 23510-2075	Executive Vice President/Human Resources

Landmark Ventures VII, LLC

Name	Present Business Address	Present Principal Occupation
Directors:

J. William Diedrich	3228 Channel 8 Drive Las Vegas, Nevada 89109	President

Emily T. Neilson	3228 Channel 8 Drive Las Vegas, Nevada 89109	Vice President, Treasurer & Secretary

Guy R. Friddell, III	See above	See above

Officers*:

*	This entity acts solely as a holding company and as such is not under the operation of executive officers.